Form 51-102F3
Material Change Report
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CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
WESTERN COPPER CORPORATION
2050-1111 West Georgia Street
Vancouver, B.C. V6E 4M3
Canada

Item 2	Date of Material Change
The date of material change is May 7, 2008

Item 3	News Release
The date of the news release issued pursuant to section 7.1 of National Instrument 51–102 with respect to the material change disclosed in this report is May 12, 2008.

Item 4	Summary of Material Change

Western Copper Corporation and IMA Exploration Inc. announced that they have entered into a binding Letter of Intent and are preparing an Option Agreement to further explore and develop the Hushamu Property.

Item 5	Full Description of Material Change

IMA Options Hushamu Copper-Molybdenum-Gold Property from
Western Copper Corporation

IMA Exploration Inc. (IMR-AMEX, IMR-TSX.V) and Western Copper Corporation (WRN-TSX) are pleased to announce they have entered into a binding Letter of Intent and are preparing an Option Agreement to further explore and develop the Hushamu Property and in which IMA has the right to acquire up to a 70% interest.

The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C. in an established mining area, approximately 25 kilometers to the southwest of Port Hardy.

The Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2 million ounces of gold and 1.4 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.6 million ounces of gold. The deposit also contains unclassified molybdenum mineralization.

Table 1 summarizes the April 2005 mineral resource estimate at 0.10%, 0.20% and 0.30% Cu cut-offs. Additional infill and step out drilling is required to define the molybdenum, silver, and rhenium content and define the extent of mineralization.

Table 1: Summary of Resource Estimation for the Hushamu Copper-Gold Deposit

Class	Cu Cut-off (%)	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured + Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured + Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured + Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

At least 5 additional copper-molybdenum-gold porphyry targets and more than 15 poly-metallic volcanic and sediment hosted targets occur within the property and IMA considers the overall property to host an extensive exploration upside. IMA’s technical team will be focused on infill drilling to upgrade the deposit as well as implementing an aggressive exploration strategy to test the numerous exploration targets in and around the known deposit. Drill permitting and surface exploration programs will commence shortly.

In 2005 Lumina Resources, later acquired by Western Copper, conducted the first major exploration in the area since 1994 that comprised historic data compilation, airborne geophysics (2,687 line kilometers), diamond drilling (3,155 m in 18 holes), geological mapping, prospecting, geochemical surveys (3,842 soil samples), and alteration studies. Lumina discovered porphyry style copper-gold molybdenum mineralization in the NW Expo zone (hole EC-228 intersected 1.0 g/t Au and 0.17% Cu over 95 m). In 2007 Western Copper further tested the NW Expo target with 2 drillholes and intersected two mineralized horizons. The drillholes cut an upper zone of mineralization containing 82.6 meters of 0.033% molybdenum and 0.14 grams per tonne gold and a deeper mineralized interval of 182.5 meters grading 0.58 grams per tonne gold and 0.013% molybdenum. The second drillhole intersected the upper zone over an interval of 27.4 meters containing 0.022% molybdenum and 0.13 grams per tonne gold and the deeper zone intersected 204.2 meters grading 0.74 grams per tonne gold and 0.012% molybdenum (refer to Western Copper press release April 2007).

The Hushamu property, owned 100% by Western Copper Corporation, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah. During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au. The rhenium content of the molybdenum concentrate was an important by-product. The demand for rhenium has driven prices to $10,550 per kilogram.

As per the terms of the option agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA will spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit. This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn IMA a 49% interest in the project (Option 1). IMA can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

IMA is a Vancouver based exploration company with over $25M in its treasury. This transaction is Phase I of IMA’s business strategy and is compatible with the Company’s objective of acquisition of projects that contain established resources and offer significant opportunities to expand these values through continued exploration. The Hushamu project fits this criteria and is located within a region that has traditionally seen successful mine development and award winning environmentally sound mine decommissioning practices. In addition, there are small-scale industrial mineral mining operations currently underway within the Hushamu project area. A PowerPoint presentation on the Hushamu project is available on the Company’s web site (www.imaexploration.com).

Dr. Greg Myers, P.Geo., a Qualified Person under the meaning of Canadian National Instrument 43-101 and IMA Exploration’s Consulting Geologist, is responsible for the technical content of this news release.

ON BEHALF OF THE BOARD

“Joseph Grosso”	“Dale Corman”
Mr. Joseph Grosso, President & CEO	F. Dale Corman, President & CEO
IMA Exploration Inc.	Western Copper Corporation

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted.

Item 8	Executive Officer
The following senior officer of the Company is knowledgeable about the material change disclosed in this report.
DALE CORMAN
President & CEO
Tel: (604) 684-9497

Item 9	Date of Report
This Report is dated May 13, 2008.